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                                                                   Exhibit 99.5

                               CONSENT OF AUDITORS

The Board of Directors
Celestica Inc.

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726 and
333-63112) and on Forms F-3 (Nos. 333-12272, 333-50240 and 333-69278) of
Celestica Inc. of our report dated January 21, 2002, with respect to the consolidated balances sheets of Celestica Inc. as of December 31, 2000 and 2001 and the related consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001, which report appears in the December 31, 2001 annual report filed as an exhibit on the Current Report on Form 6K of Celestica Inc. dated March 2002.


                                     /s/ KPMG LLP
                                     Chartered Accountants

Toronto, Canada
January 21, 2002